

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

Report of Independent Registered Public Accounting Firm

The Administrative Committee
The Williams Investment Plus Plan

We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Tulsa, Oklahoma
June 19, 2009

THE WILLIAMS INVESTMENT PLUS PLAN

INDEX TO FINANCIAL STATEMENTS

I:\ACT-RPG\CORRES\11KINDEX.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
Assets:		
Investments (at fair value)	$ 678,472,455	$1,212,098,166
Class action settlement receivable	-	4,830,289
Due from brokers	-	57,479
Total assets (at fair value)	678,472,455	1,216,985,934
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,783,336	725,185
Net assets available for benefits	$ 682,255,791	$1,217,711,119

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2008

Additions (reductions) to net assets:	
Contributions:	
Participant	$ 35,759,157
Employer	23,161,810
Rollovers	2,622,265
Total contributions	61,543,232
Net investment loss:	
Dividends	24,818,387
Interest	1,316,594
Total dividend and interest income	26,134,981
Net decline in fair value of investments	(491,210,114)
Investment expenses	(339,318)
Total net investment loss	(465,414,451)
Total reductions to net assets	(403,871,219)
Deductions from net assets:	
Withdrawals	(131,096,682)
Dividend distributions	(487,427)
Total deductions from net assets	(131,584,109)
Net decrease during the year	(535,455,328)
Net assets available for benefits at beginning of year	1,217,711,119
Net assets available for benefits at end of year	$ 682,255,791

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1--Description of plan

The information included below regarding The Williams Investment Plus Plan (the "Plan") provides only a general description of the Plan. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated, is a defined contribution plan and a portion of the Plan is also an employee stock ownership plan ("ESOP") maintained for the benefit of substantially all employees of The Williams Companies, Inc. and its participating subsidiaries (collectively, "Williams" or "Employer"), excluding employees represented by certain collective bargaining agreements, and certain other employees, as defined.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan is intended to constitute a plan described in Section 404(c) of the ERISA, and Title 29 of the Code of Federal Regulation Section 2550.404c-1, and the fiduciaries of the Plan may be relieved of liability for any losses which are the direct and necessary result of investment instructions given by such participant or beneficiary.

Administration

The Administrative Committee is the Plan administrator. The Investment Committee has the responsibility to select investment funds available to the participants; monitor the performance of the trustee, investment funds and investment managers; and appoint, remove and replace the trustee, any investment fund and any investment manager. The Benefits Committee has the authority and responsibility for the implementation of actions required to be performed by such committee under ERISA (after taking into account the terms of the Plan and the Trust Agreement) with respect to overriding the terms of the Plan which require the availability of a fund consisting of common stock issued by The Williams Companies, Inc. ("Common Stock Fund") unless such action relates to Section 404(c) of ERISA or such actions could be implemented by the trustee. The Benefits Committee, in its settlor capacity, may amend the Plan provided it is a non-material amendment as detailed in the Plan. Fidelity Management Trust Company is the trustee and record keeper, and Fidelity Investments Institutional Operations Company, Inc. provides certain record keeping services for the Plan. The Compensation Committee, in its settlor capacity, has the right to terminate or amend the Plan.

Note 1--Description of plan (continued)

Contributions

Each eligible participant has an Employee Contribution Account, consisting of, as applicable, an After-Tax Account, a Pre-Tax Account and a Rollover Contribution Account; and, as applicable, an Employer Contribution Account, consisting primarily of an Employer Matching Contribution Account. In addition, certain participants may also have a Bonus Employee Stock Ownership Plan (BESOP) Employer Contribution Account, a MAPCO Employer Matching Contribution Account, a Transtock Account, a Williams Companies Employee Stock Ownership Plan (WESOP) Account, a Catch-up Contribution Account, a 2005 ERISA Settlement Account, and a 2006 Securities Settlement Account, as applicable.

The Plan was amended effective December 15, 2007, to provide for the receipt of proceeds from a securities class action settlement.

The Pre-Tax Account is made up of amounts contributed from the participant's "before tax" compensation. Each eligible employee participant may contribute from 1 percent to a maximum of 30 percent of his/her eligible compensation (1 to 10 percent for Highly Compensated Employees, as defined in the Plan) per pay period. The maximum pre-tax contribution percentage is subject to periodic adjustment in order to meet discrimination testing requirements of the Internal Revenue Service ("IRS"). The Employer will contribute an amount equal to 100 percent of each participant's contribution up to a maximum of 6 percent of his/her eligible compensation. In addition, the Plan allows for discretionary Employer contributions. No such discretionary Employer contributions were made in 2008.

Participants may elect investment in any of various investment options, including a self-directed fund, provided they allocate their contribution in multiples of 1 percent and subject to certain other restrictions. A participant may change his/her investment election from time to time, subject to certain limitations.

Effective January 1, 2006, the Plan was amended to phase out all shares in the Williams Common Stock Fund by the end of 2010. Employee participants may be eligible to withdraw certain vested shares of Williams common stock in their Employer Contribution Accounts beginning in 2008 until December 2010. The remaining shares in the Williams Common Stock Fund will be required to be sold and the proceeds reinvested in other available investment options within the Plan by December 2010. If a participant takes no action to sell their shares by December 2010, the shares will be sold and the proceeds reinvested in the applicable Fidelity Freedom Fund, based on the participant's age, or other default fund. This amendment does not affect the Williams common stock held in the Transtock Account or WESOP Account.

Note 1--Description of plan (continued)

Additionally, the Plan does not allow participants' contributions, including employer and employee contributions, loan payments and rollovers, in shares of the Williams Common Stock Fund. Dividend reinvestment continues to be allowed within the Williams Common Stock Fund.

Effective March 31, 2008, the Plan was amended to no longer allow participants' future contributions, including employer and employee contributions, loan payments and rollovers, in the T. Rowe Price Small-Cap Stock Fund. Effective March 31, 2008, the T. Rowe Price Institutional Small-Cap Stock Fund was added to the Plan as a new investment option. If a participant chose to take no action to change to another available investment option under the Plan, balances in the T. Rowe Price Small-Cap Stock Fund were automatically exchanged for T. Rowe Price Institutional Small-Cap Stock Fund units, and future contributions were automatically redirected to the T. Rowe Price Institutional Small-Cap Stock Fund.

Effective July 18, 2008, the Plan was amended to no longer allow participants' future contributions, including employer and employee contributions, loan payments and rollovers, in the Putnam Voyager Y Fund. In addition, effective July 18, 2008, the T. Rowe Price Institutional Large-Cap Core Growth Fund was added to the Plan as a new investment option. If a participant chose to take no action to change to another available investment option under the Plan, balances in the Putnam Voyager Y Fund were automatically exchanged for T. Rowe Price Institutional Large-Cap Core Growth Fund units effective July 25, 2008, and future contributions were automatically redirected to the T. Rowe Price Institutional Large-Cap Core Growth Fund.

Vesting

A participant has a nonforfeitable vested interest in the current fair value of the assets purchased with his/her contributions. An eligible employee participant becomes 20 percent vested in the employer contributions made on his/her behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, becoming 100 percent vested upon five years of service. In addition, a participant's account becomes totally vested by reason of his/her death, total and permanent disability, reaching age 65, eligibility to receive early retirement benefits under a pension plan of Williams, permanent job elimination or permanent reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Upon certain sales of assets or companies, participants affected by permanent job elimination or permanent reduction in work force are also 100 percent vested.

Note 1--Description of plan (continued)

Generally, the payment of benefits under the Plan shall be made in cash, or if requested by the participant with respect to amounts held in the ESOP portion of the Plan, in Williams common stock, with the balance made in cash.

Employer contributions that are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent job elimination or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions and payment of Plan expenses.

In-service withdrawals

An eligible employee participant may request a partial in-service withdrawal from the Plan of his/her Rollover Contribution Account and a portion, as defined in the Plan document, of his/her After-Tax Account. An eligible employee participant may make two such withdrawals during any Plan year and is not suspended from participation in the Plan following such a withdrawal.

An eligible employee participant who has completed two years of participation may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall the amount withdrawable exceed the vested portion of the participant's Employer Contribution Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be requested every twelve months.

A participant who is at least age 59½ may request a post-59½ withdrawal from the Plan. The withdrawal can include the vested portion of his/her Employer Contribution Account, Employee Contribution Account, MAPCO Employer Matching Contribution Account, and BESOP Employer Contribution Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.

An eligible employee participant who has a balance in a WESOP Account or a Transtock Account may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.

For the plan years 2008, 2009, and 2010, an eligible employee participant who holds shares of Williams common stock in the Williams Common Stock Fund may request a special stock withdrawal from the Plan. The withdrawal can include the vested portion of his/her account held in

Note 1--Description of plan (continued)

certain employer contributed sources within the Williams Common Stock Fund. The withdrawal must be shares of Williams common stock and not in cash. Such withdrawal does not cause the participant to be suspended from the Plan.

Withdrawals from an eligible employee participant's Pre-Tax Account before age 59½ may be made if the participant is totally and permanently disabled or has suffered a financial hardship condition. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months.

Participant loans

The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. A participant may borrow from his/her fund accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the aggregate of the highest outstanding balances of such loans during the immediately preceding twelve-month period, or 50 percent of his/her vested balance. Loan terms may not exceed 58 months unless the loan is for the purchase of a primary residence, in which case the loan term may not exceed 25 years. Periodic principal and interest payments are reinvested in various funds as directed by the participant. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest is paid ratably through payroll deductions. If the participant's employment is terminated, the participant may continue to make principal and interest payments subject to certain limitations. Participants may make additional partial payments of the loan at any time and in such form as required by the record keeper.

Other

Each participant has his/her own individual account, and contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The market value per share of each fund is multiplied by the number of shares of the fund held in a participant's account to arrive at his/her account balance.

Net investment income (loss), including net appreciation (decline) in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant's account balances.

Note 1--Description of plan (continued)

Effective July 1, 2005, the Plan was amended to convert the entire Williams Common Stock Fund within the Plan to an ESOP. Additionally, this amendment allows for the election of dividend pass-through, which are cash dividends paid directly to participants, for the dividends received on the shares in the Plan's ESOP effective on and after January 1, 2008. Prior to this amendment, a portion of the Plan had already been characterized as an ESOP and dividend pass-through was allowed on such portion.

While the Compensation Committee has not expressed any intent to terminate the Plan, it may do so, in its settlor capacity, at any time. In the event of termination, each participant would become fully vested in his/her entire account balance.

Note 2--Summary of significant accounting policies

Basis of accounting

The financial statements of the Plan are prepared in accordance with accounting standards generally accepted in the United States on the accrual basis of accounting, except as noted within this Note. Benefit payments are recorded when paid.

Investment valuation and income recognition

The Plan's investments are stated at fair value except for the investment in the Fidelity Managed Income Portfolio II (MIP II), a common collective trust with fully benefit-responsive investment contracts, which is presented at fair value and adjusted to contract value as reported to the Plan by the trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Within the MIP II, the fair value of investments in wrap contracts is determined using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, plan cash flow, and the market value to contract value ratio. For purposes of benefit-responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit-responsive withdrawals at contract value.

Note 2--Summary of significant accounting policies (continued)

Underlying debt securities within the MIP II for which quotations are readily available are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market in which such securities are normally traded, as determined by recognized dealers in such securities, or securities are valued on the basis of information provided by a pricing service. Pricing services use valuation matrices that incorporate both dealer-supplied valuations and valuation models. If prices are not readily available or do not accurately reflect fair value for a security, or if a security's value has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded, that security may be valued by another method that the MIP II trustee believes accurately reflects fair value. A security's valuation may differ depending on the method used for determining value. Price movements in future contracts and American Depository Receipts, market and trading trends, the bid/ask quotes of brokers and off exchange institutional trading may be reviewed in the course of making a good faith determination of a security's fair value. Underlying short-term securities with remaining maturities of sixty days or less for which market quotations are not readily available are valued at original cost plus accrued interest or at amortized cost, both of which approximate current value. Investments in underlying funds are valued at their closing net asset value each business day. Investment transactions are accounted for on a trade-date basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Recent Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157). This Statement establishes a framework for fair value measurements in the financial statements by providing a definition of fair value, provides guidance on the methods used to estimate fair value and expands disclosures about fair value measurements. SFAS No. 157 was effective for the financial statements of the Plan beginning January 1, 2008, and it did not have an impact on the valuation of the Plan's assets. The disclosures required by SFAS No. 157 are included in Note 4.

Note 2--Summary of significant accounting policies (continued)

Contributions

Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams.

Administrative expenses

Certain administrative expenses of the Plan are paid by Williams.

Risk and uncertainties

The Plan provides for various investments in mutual funds, a common collective trust and the All Market Option (which consists of the Williams Common Stock Fund and a self-directed account). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Use of estimates

The preparation of financial statements requires the Plan's Administrative Committee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3--Investments

The following investments, at fair value, represent 5 percent or more of the Plan's net assets at December 31:

	2008	2007
Williams Common Stock Fund	$178,956,239	$530,420,648
Fidelity Managed Income Portfolio II	93,230,702*	95,650,083*
Fidelity Diversified International Fund	53,481,932	97,633,406
Fidelity Contrafund	57,356,364	86,140,742
Vanguard Institutional Index Fund	38,795,505	63,471,002
Davis New York Venture Fund	36,293,923	62,241,394
PIMCO Total Return Institutional Fund	38,802,986	**

* The contract value of the Fidelity Managed Income Portfolio II at December 31, 2008, is $97,014,038 and at December 31, 2007, is $96,375,268.

** Investment did not equal or exceed 5 percent of the Plan's net assets at December 31, 2007.

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) declined in value as follows:

Mutual funds	$ 210,515,784
Common stocks	280,584,838
Other	109,492
	$ 491,210,114

Note 4--Fair Value Measurements

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The calculation of fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value balances are classified based on the observability of those inputs. The three levels of the fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. The Plan's Level 1 investments primarily consist of financial instruments that are exchange traded.

Note 4--Fair Value Measurements (continued)

- Level 2 – Inputs are other than quoted prices in active markets included in Level 1, that are either directly or indirectly observable. These inputs are either directly observable in the marketplace or indirectly observable through corroboration with market data for substantially the full contractual term of the asset or liability being measured. The Plan's Level 2 investments consist of the MIP II Fund.

- Level 3 – Includes inputs that are not observable for which there is little, if any, market activity for the asset or liability being measured. These inputs reflect the Williams Investment Plus Plan management's best estimate of the assumptions market participants would use in determining fair value. The Plan's Level 3 investments consist of participant loans.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The fair value of common stocks is derived from quoted market prices as of the close of business. Shares of money market funds and mutual funds are valued at fair value based on published market prices, which represent the net asset values of the shares held by the Plan. The valuation techniques used to measure fair value of the MIP II are described in Note 2. The participant loans are valued at carrying value which approximates fair value.

The following table sets forth by level within the fair value hierarchy the Plan's assets that are measured at fair value as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Common stocks	$ 192,015,703			$ 192,015,703
Money market funds	6,825,709			6,825,709
Mutual funds	372,946,611			372,946,611
MIP II (see Note 2)		$ 93,230,702		93,230,702
Participant loans			$ 13,453,730	13,453,730
Total Assets at Fair Value	$ 571,788,023	$ 93,230,702	$ 13,453,730	$ 678,472,455

Note 4--Fair Value Measurements (continued)

The following table sets forth a reconciliation of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008.

Balance as of January 1, 2008	$13,768,873
Purchases, sales, issuances and settlements (net)	(315,143)
Balance as of December 31, 2008	$13,453,730

Note 5--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated December 22, 2006, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the amendments covered by the determination letter. A request for determination of the continued qualification of the Plan has been filed with the IRS. The response is currently pending. The Plan's sponsor has indicated it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

Note 6--Differences between financial statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2008	2007
Net assets available for benefits per the financial statements	$682,255,791	$1,217,711,119
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,783,336)	(725,185)
Amounts allocated to withdrawing participants	(45,601)	(1,060,698)
Net assets available for benefits per the Form 5500	$678,426,854	$1,215,925,236

Note 6--Differences between financial statements and Form 5500 (continued)

The following is a reconciliation of Net decrease during the year per the Statement of Changes in Net Assets Available for Benefits to the Form 5500 for the year ended December 31, 2008:

Net decrease during the year	$ (535,455,328)
Less: Amounts allocated to withdrawing participants at December 31, 2008	(45,601)
Add: Amounts allocated to withdrawing participants at December 31, 2007	1,060,698
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	(3,783,336)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	725,185
Net income (loss) per Form 5500	$(537,498,382)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2008, but not yet paid as of that date.

Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value.

Note 7--Transactions with Parties-in-Interest

Certain investments held by the Plan are managed by the trustee and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

SUPPLEMENTAL SCHEDULE

THE WILLIAMS INVESTMENT PLUS PLAN

EIN: 73-0569878 PLAN: 008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
*	Fidelity	Fidelity Managed Income Portfolio II – 97,014,038 shares		$ 93,230,702
	PIMCO	PIMCO Total Return Inst Fund – 3,826,724 shares		38,802,986
*	Fidelity	Fidelity Puritan Fund – 2,492,529 shares		32,552,431
	Vanguard	Vanguard Institutional Index Fund – 470,021 shares		38,795,505
	Vanguard	Vanguard Equity Income ADM Fund – 330,229 shares		11,171,631
*	Fidelity	Fidelity Contrafund – 1,267,264 shares		57,356,364
	Davis Selected Advisers	Davis New York Venture Fund – 1,521,758 shares		36,293,923
	T. Rowe Price	T. Rowe Price Institutional Large-Cap Core Fund – 1,013,341 shares		8,370,196
	T. Rowe Price	T. Rowe Price Institutional Small-Cap Stock Fund – 2,475,957 shares		19,139,144
*	Fidelity	Fidelity Diversified International Fund – 2,486,375 shares		53,481,932
*	Fidelity	Fidelity Freedom Income Fund – 284,937 shares		2,723,996
*	Fidelity	Fidelity Freedom 2010 Fund – 1,432,370 shares		14,839,354
*	Fidelity	Fidelity Freedom 2020 Fund – 2,670,924 shares		26,842,788
*	Fidelity	Fidelity Freedom 2030 Fund – 1,493,580 shares		14,577,341

*Party-in-interest
**Column not applicable for participant-directed investments.

THE WILLIAMS INVESTMENT PLUS PLAN

EIN: 73-0569878 PLAN: 008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
*	Fidelity	Fidelity Freedom 2040 Fund – 1,366,597 shares		$ 7,639,279
*	Fidelity	Fidelity Freedom 2050 Fund – 68,850 shares		444,771
*	The Williams Companies, Inc.	Common stock – 12,358,706 shares		178,956,239
*	Self-Directed Fund	A self-directed fund allowing participants to invest in a wide array of securities including but not limited to publicly traded stocks, mutual funds, bonds, certificates of deposit, and money market funds at their discretion.		29,800,143
*	Participant Loans	Loans extended to participants at interest rates of 5.0% to 10.5%		13,453,730
				$ 678,472,455

*Party-in-interest
**Column not applicable for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE WILLIAMS
INVESTMENT PLUS PLAN
(Name of Plan)



By

Tom Jadorschke
Chairman, Administrative Committee
The Williams Companies, Inc.

Date: June 19, 2009

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-85542) pertaining to The Williams Investment Plus Plan of our report dated June 19, 2009, with respect to the financial statements and schedule of The Williams Investment Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Ernst & Young LLP

Tulsa, Oklahoma
June 19, 2009